Oppenheimer Holdings Inc.
85 Broad Street

New York, New York 10004

September 19, 2017

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance

100 F St., N.E.

Washington, D.C. 20549

Attn: Dietrich A. King

Re:                             Oppenheimer Holdings Inc.

Registration Statement on Form S-3

File No. 333-219756

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Oppenheimer Holdings Inc., a Delaware corporation (the “Issuer”), E.A. Viner International Co., a Delaware corporation, and Viner Finance Inc., a Delaware corporation (the “Subsidiary Guarantors” and, together with the Issuer, the “Registrants”), respectfully request that the effective date of the Registration Statement on Form S-3 (File No. 333-219756), filed by the Registrants on August 7, 2017, be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:30 p.m. Eastern Standard Time, on September 20, 2017, or as soon thereafter as practicable.

The Registrants hereby acknowledge:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants respectfully request that they be notified of such effectiveness by a telephone call to Michael Schwartz of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3694 and that such effectiveness also be confirmed in writing.

Very truly yours,

OPPENHEIMER HOLDINGS INC.

By:	/s/ Albert G. Lowenthal
	Name:	Albert G. Lowenthal
	Title:	Chairman, Chief Executive Officer and Director

cc:                                Michael J. Schwartz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036